UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Avolon Holdings Limited

(Name of Subject Company)

Avolon Holdings Limited

(Name of Person Filing Statement)

Common Stock, par value $0.000004 per share

(Title of Class of Securities)

G52237107

(CUSIP Number of Class of Securities)

Ed Riley

General Counsel

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Telephone: +353 (1) 231 5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas Warner, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153-0119

Telephone: (212) 310-8751

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“Avolon” or the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 31, 2015 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”), an indirect wholly owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). Parent is owned in majority part by HNA Capital Group Co., Ltd, a company organized and existing under the laws of the People’s Republic of China, as disclosed in a Tender Offer Statement on Schedule TO filed by Offeror (the “Schedule TO”), filed with the SEC on July 31, 2015, to purchase up to 20% of the issued and outstanding Shares at a purchase price of $26.00 per Share in cash, without interest, less any required tax withholding, on the terms and subject to the conditions set forth in the related Offer to Purchase (together with the Schedule TO and any amendments or supplements thereto, the “Offer”) and in accordance with the terms of the Investment and Tender Offer Agreement, by and among the Company, Offeror and Parent, dated as of July 14, 2015 (the “Investment Agreement”) and the Agreement to Tender, by and among Offeror and the persons listed on Exhibit A thereto, dated as of July 14, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein. Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 4.   The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation – Background of the Offer” on page 15 of the Schedule 14D-9:

“On August 10, 2015, Avolon and Parent entered into an Exclusivity Agreement (the “Exclusivity Agreement”) granting Parent exclusivity to negotiate with Avolon until September 7, 2015 (the “Exclusivity Period”) with respect to the possible acquisition of 100% of the Shares of Avolon at a price of $32.00 per share (the “Transaction”).”

Item 8.   Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “Additional Information – Appraisal Rights” on page 17 of the Schedule 14D-9:

“Exclusivity Agreement between Avolon and Parent

On August 10, 2015, Avolon and Parent entered into an Exclusivity Agreement. Pursuant to the Exclusivity Agreement, Avolon granted to Parent a right to exclusively negotiate with Avolon throughout the Exclusivity Period with respect to the Transaction. During the Exclusivity Period, Avolon and Parent will endeavor to negotiate definitive agreements on terms previously discussed and accepted by the parties. Parent’s offer to enter into an agreement in respect of a Transaction is subject to completion of satisfactory and customary due diligence.

In connection with the Exclusivity Agreement, Parent will make, no later than August 12, 2015, a deposit of $50.0 million into the escrow account established under the Deposit Escrow Agreement dated as of July 22, 2015 among Avolon, Offeror and Citibank, N.A., as escrow agent (the “Deposit Escrow Agreement”), which amount will be in addition to the $25.0 million currently held in such escrow account, for an aggregate deposit of $75.0 million.

Avolon will be entitled to receive the $75.0 million deposit (i) if Avolon terminates the Exclusivity Agreement due to a material breach thereof by Parent, (ii) if, at or prior to the end of the Exclusivity Period, Avolon confirms in writing that it and the Sponsors are each willing and able to enter into definitive agreements in respect of the Transaction on terms previously accepted by the parties and Parent is unwilling to do so, (iii) if, prior to the termination of the Exclusivity Period, Parent fails to deliver an equity commitment in form and substance reasonably satisfactory to Avolon with respect to Parent’s equity financing in an aggregate amount, when taken together with any third party debt financing and any debt or equity financing from HNA Group Co., Ltd., sufficient to fund the purchase price set forth for the Transaction and all related costs and expenses, or (iv) if Parent fails to deliver prior to expiration of the Exclusivity Period a fully executed full and unconditional guarantee from HNA Group Co., Ltd. of Parent’s obligations under the merger agreement in respect of the Transaction in form and substance reasonably satisfactory to Avolon. In all other circumstances following the termination of the Exclusivity Agreement, $50.0 million of the aggregate $75.0 million deposit will be returned to Parent and the $25.0 million balance shall continue to be held pursuant to the terms of the Deposit Escrow Agreement and the Investment Agreement.

Also pursuant to the Exclusivity Agreement, the parties agreed to extend the Expiration Time of the Offer to midnight at the end of the day on September 18, 2015. If so requested by Avolon at any time prior to September 18, 2015, Offeror shall further extend the Expiration Time of the Offer to midnight at the end of the day that is not less than five (5) and no more than thirty (30) Business Days after September 18, 2015.

In addition, the Exclusivity Agreement provides that the parties will amend the Investment Agreement to increase the Company Termination Fee to an amount equal to $16.0 million dollars in cash, payable on the terms set forth in the Investment Agreement.

If Avolon and Parent enter into a binding agreement to consummate the Transaction prior to the consummation of the Offer, the Investment Agreement and the Offer will be terminated.

Avolon and Parent will amend the Investment Agreement and amend and restate the Deposit Escrow Agreement to reflect the terms of the Exclusivity Agreement. The initial Expiration Time of the Offer is midnight, New York City time, at the end of the day on August 27, 2015, unless the offer is extended or earlier terminated. The Expiration Time of the Offer will be extended to midnight at the end of the day on September 18, 2015 when the Investment Agreement is amended as contemplated above.”

Item 9.   Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Avolon, dated August 10, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley

Name:	Ed Riley
Title:	General Counsel and Company Secretary

Date: August 10, 2015

Exhibit Index

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Avolon, dated August 10, 2015.

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